

07003948


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

A3 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernie Boushka, Director of Financial Operations — 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company PLC
(*Name – if individual, state last, first, middle name*)

306 Cherry Street	Green Bay	WI	54301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Boushka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN J WITZ
Notary Public
State of Wisconsin

Signature

Director of Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2006 and 2005

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2006 and 2005

WISCONSIN
OFFICES
GREEN BAY
MILWAUKEE



ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN
OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying consolidated statements of financial condition of Packerland Brokerage Services, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Packerland Brokerage Services, Inc. as of December 31, 2006 and 2005, and consolidated results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson, Tackman & Company PLC

February 27, 2007

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006 (Consolidated)	2005 (Unconsolidated)
ASSETS		
CURRENT ASSETS		
Cash	$ 613,062	$ 242,699
Clearing deposit	74,815	34,629
Receivables:		
Concessions	1,307,637	707,947
Other	9,569	101,307
Prepaid Expenses	129,472	81,400
TOTAL CURRENT ASSETS	2,134,555	1,167,982
PROPERTY AND EQUIPMENT		
Equipment	182,841	139,573
Less accumulated depreciation	99,307	78,603
NET PROPERTY AND EQUIPMENT	83,534	60,970
OTHER ASSETS		
Packerland Building LLC - 50% ownership	66,763	51,589
TOTAL ASSETS	$ 2,284,852	$ 1,280,541

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006 (Consolidated)	2005 (Unconsolidated)
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit	$ 23,488	$ 65,000
Accounts payable	131,306	13,005
Commissions payable	1,179,269	631,306
Accrued payroll	260,380	5,372
Accrued payroll taxes	26,605	68,584
Other accruals	11,373	4,861
Income taxes payable	39,295	4,636
TOTAL CURRENT LIABILITIES	1,671,716	792,764
OTHER LIABILITIES		
Deferred income tax payable	1,414	13,122
Reserve for errors and omissions	75,000	39,731
TOTAL OTHER LIABILITIES	76,414	52,853
STOCKHOLDERS' EQUITY		
Common stock, No Par Value - 18,000 Shares Authorized 13,104 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	10,250	7,000
Treasury stock 1,762 and 1,862 shares at $32.50	(57,265)	(60,515)
Controlling interest - Sierra Insurance	26,097	-
Retained earnings	392,050	322,849
TOTAL STOCKHOLDERS' EQUITY	536,722	434,924
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,284,852	$ 1,280,541

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005

	2006 (Consolidated)	2005 (Unconsolidated)
OPERATING REVENUES		
Concessions	$ 14,663,223	$ 11,214,768
Trading	1,167,541	955,738
RIA fees	327,088	176,621
Vendor bonuses	163,486	138,885
Sierra Insurance Services, LLC	106,617	-
Sales reps excess	188,686	13,037
Southwest Securities	78,399	47,993
Other	15,206	16,595
TOTAL REVENUES	16,710,246	12,563,637
COMMISSION EXPENSE	14,380,139	11,018,674
NET REVENUES	2,330,107	1,544,963
OPERATING EXPENSES	2,241,192	1,434,290
OPERATING INCOME	88,915	110,673
OTHER INCOME (EXPENSE)		
Packerland Building LLC income	32,174	15,566
Investment income	12,771	-
Interest income	18,690	1,416
Interest expense	(3,635)	(4,315)
TOTAL OTHER INCOME (EXPENSE)	60,000	12,667
INCOME BEFORE INCOME TAXES	148,915	123,340
PROVISION FOR INCOME TAXES		
Current income taxes	73,095	33,296
Deferred income taxes	(11,708)	2,555
TOTAL INCOME TAXES	61,387	35,851
NET INCOME	$ 87,528	$ 87,489

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in-capital	Treasury Stock	Controlling Interest in Sierra Insurance	Retained Earnings	Total Equity
Balance, January 1, 2005	165,590	-	(80,015)	-	235,360	320,935
Net Income for 2005	-	-	-	-	87,489	87,489
Additional paid-in-capital	-	7,000	-	-	-	7,000
Sale of Treasury stock	-	-	19,500	-	-	19,500
Balance, December 31, 2005	165,590	7,000	(60,515)	-	322,849	434,924
Net Income for 2006	-	-	-	18,327	69,201	87,528
Additional paid-in-capital	-	3,250	-	7,770	-	11,020
Sale of Treasury stock	-	-	3,250	-	-	3,250
Balance, December 31, 2006	$ 165,590	$ 10,250	$ (57,265)	$ 26,097	$ 392,050	$ 536,722

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006 (Consolidated)	2005 (Unconsolidated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 87,528	$ 87,489
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	20,704	18,029
(Increase) decrease in:		
Receivables	(507,952)	(262,865)
Prepaid expenses	(48,072)	(71,400)
(Decrease) increase in:		
Commissions payable	547,963	210,461
Accounts payable	118,301	(26,897)
Reserve for errors and omissions	35,269	39,731
Accruals	219,541	50,662
Income tax payable and deferred	22,951	3,120
NET CASH PROVIDED BY OPERATING ACTIVITIES	496,233	48,330
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing account changes	(40,186)	(745)
Purchase of office equipment	(43,268)	(31,110)
Increase in investment in Packerland Building LLC	(15,174)	(566)
Beginning controlling interest in Sierra Insurance	7,770	-
NET CASH (USED) BY INVESTING ACTIVITIES	(90,858)	(32,421)
CASH FLOW FROM FINANCING ACTIVITIES		
Line of credit	(41,512)	-
Additional Paid-in-capital	3,250	7,000
Sale of treasury stock	3,250	19,500
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(35,012)	26,500
NET INCREASE IN CASH	370,363	42,409
CASH AT BEGINNING OF YEAR	242,699	200,290
CASH AT END OF YEAR	$ 613,062	$ 242,699

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Principles of Consolidation

These consolidated financial statements include the accounts of Packerland Brokerage Services, Inc. and its 51% owned fixed products subsidiary Sierra Insurance Services LLC, for the year ended December 31, 2006. All significant intercompany transactions have been eliminated. Included in the consolidated financial statements are 51% of the assets($51,652), liabilities($25,553), revenues($106,617)and expenses($76,008) of Sierra Insurance Services, LLC.

Nature of Business

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer. Sierra Insurance Services, LLC is a fixed product service agency.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company has cash on deposit with a financial institution amounting to $1,421,782 and $791,254 at December 31, 2006 and 2005, which exceeds the amount fully insured by the U.S. Federal Deposit Insurance Corporation.

Clearing Deposit

The Company has $74,815 and $34,629 on deposit with Southwest Securities, Inc. at December 31, 2006 and 2005. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer. The Company made an additional deposit to Southwest Securities in early 2006, to comply with the $50,000 requirement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable

The Company's concessions receivable at December 31, 2006 and 2005 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable when collected to the Company's sale representatives. No bad debt reserve is determined to be necessary, because only 10% of bad debt would affect net income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using either straight-line or accelerated cost recovery method for the useful life of 5 to 8 years for financial reporting.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives of financial statement and income tax purposes) and reserve for errors and omissions, which is not deductible for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

NOTE B – PENSION PLAN

The Company provides a simple IRA plan for the benefit of its employees. The Company contributed $16,277 and $5,881 to the plan during 2006 and 2005.

NOTE C - EMPLOYEE COMPENSATION AGREEMENTS

The Company has entered into agreements with Kathryn Smith, CEO with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions are based on 1.25% of the total income of the Company. The agreements also contain non-compete restrictions.

NOTE D – RELATED PARTY LEASE AND INVESTMENT

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building LLC on April 19, 2001, commencing September 1, 2001, for a term of 7 years ending September 1, 2008, at an annual rate of $58,000 per year with 3% annual increases. Lease payments for 2006 and 2005 were $72,816 and $66,832. The Company is also responsible for all utilities. The Company has an option to renew the lease for 36 months at the end of the lease term. The Company has invested $66,763 and is a fifty percent (50%) owner in Packerland Building LLC. Packerland Building LLC has an outstanding mortgage of $313,194 at December 31, 2006. The Company uses the equity method to report the investment.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 and 2005, the Company had net capital of $163,747 and $207,929, which was $47,199 and $151,555 in excess of its required net capital of $116,548 and $56,374 for the years December 31, 2006 and 2005.

NOTE F – ADVERTISING COST

The Company's policy is to expense all advertising costs as incurred. Total advertising for 2006 and 2005 was $15,295 and $11,949 respectively.

NOTE G – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2006	2005
Cash paid during the year for:		
Interest expense	$ 3,635	$ 4,315
Income taxes	$ 38,436	$ 32,731

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2006 and 2005

	2006 (Consolidated)	2005 (Unconsolidated)
Wages and payroll commissions	$ 1,204,948	$ 811,731
Payroll taxes	153,308	63,861
Employee medical insurance	4,921	14,396
Worker's compensation insurance	2,017	1,487
Board of director's and consulting fees	295,446	92,330
Pension plan contributions	16,277	5,881
Advertising	15,295	11,949
Car allowance	20,342	40,291
Diminimus fringe	2,480	1,486
Dues and subscriptions	3,520	1,025
Professional fees	46,720	79,259
Officer's life insurance	1,139	733
Other insurance	2,884	926
Licenses and permits	10,339	9,368
Meetings	13,935	13,167
Training	7,595	2,707
Regulation fees	12,358	10,047
Office supplies	42,219	23,591
Postage and delivery	28,345	24,953
Printing and reproduction	8,590	10,825
Bank charges	2,157	719
Telephone	11,309	9,590
Travel and lodging	99,137	58,007
Trade adjustments	49	636
Meals and entertainment	2,952	2,985
Rent	72,816	66,832
Repairs	30,369	10,323
Equipment rental	1,499	7,970
Utilities	11,488	8,658
Settlement agreement	75	22,817
Depreciation	20,704	18,029
Other taxes	4,537	1,528
Miscellaneous	15,414	6,183
Sierra Insurance Services	76,008	-
	$ 2,241,192	$ 1,434,290

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE



ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on the timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green Bay, Wisconsin

Anderson Tackman & Company PLC

February 27, 2007

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2006

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS					
1	Cash	$ 621,817	$ 687,877	$ 66,060	Sierra Insurance - 51% cash (51,652)
					Southwest Error Account (12,771)
					Petty cash (70)
					Record additional interest earnings (1,567)
2	Receivables from brokers or dealers	1,313,258	1,313,258	-	
3	Receivables from non-customers	3,948	3,948	-	
9	Investments in associated partnerships	34,589	66,763	32,174	2006 income from investment in Packerland Building
10	Net property and equipment	73,084	83,534	10,450	Capitalize purchases (17,400)
					Adjust depreciation to actual (-6,950)
11	Other assets	24,441	129,472	105,031	Reclassify Prepaid CRD (117,872)
					Southwest Error Account (-12,771)
		-	-	-	Petty cash (-70)
	Total Assets	$ 2,071,137	$ 2,284,852	213,715	
LIABILITIES					
13	Bank loans payable	23,488	23,488	-	
14	Payable to brokers or dealers	1,179,269	1,179,269	-	
15	Payable to non-customers	165,067	19,253	145,814	Reclassify advance collections from reps
17	Accounts payable and other accruals	96,549	526,120	(429,571)	Accrue bonuses (258,000)
					Record add'l payables (33,169)
					Correct contribution amount (7,882)
					Accrue vacations at 12/31/06 (2,380)
					Adjust accrued income taxes to actual (27,587)
					Reserve for errors and omissions (75,000)
		-	-	-	Sierra Insurance - 51% of liabilities (25,553)
	Total Liabilities	1,464,373	1,748,130	(283,757)	
EQUITY					
23.B	Common stock	165,590	165,590	-	
23.C	Additional paid-in capital	10,250	10,250	-	
23.D	Retained earnings	488,189	418,147	70,042	Net of above adjustments
23.F	Treasury stock	(57,265)	(57,265)	-	
	Total Equity	606,764	536,722	70,042	
	Total Liabilities and Equity	$ 2,071,137	$ 2,284,852	$ (213,715)	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2006

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 606,764	$ 536,722	$ 70,042	Net of explanations on reconciliation schedule
6	Nonallowable assets	(160,827)	(372,975)	212,148	See line 1 through 11 above, less additional interest (1,567)
10	Net capital	445,937	163,747	282,190	
11	Minimum net capital required	97,624	116,548	(18,924)	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	net capital requirement	97,624	116,548	(18,924)	
14	Excess net capital	348,313	47,199	301,114	
15	Excess net capital at 1000%	299,500	(11,066)	310,566	
19	Total aggregate indebtedness	$ 1,464,373	$ 1,748,130	$ (283,757)	
20	Percentage of debt to debt-equity total	328%	1068%		

END